FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2001

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---          ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

         Description of STMicroelectronics' principal shareholders following changes to the applicable shareholders agreements.

                             PRINCIPAL SHAREHOLDERS

         STMicroelectronics' (the "Company") principal shareholder is STMicroelectronics Holding II B.V. ("ST Holding II") which owned 389,483,280, or 43.36% of the Company's issued common shares as of September 29, 2001. ST Holding II sold by way of private placement 69,000,000 of the Company's common shares on December 14, 2001. After that offer and sale, ST Holding II owned 35.68% of the Company's common shares. In a separate, concurrent offering, France Telecom, one of the Company's indirect shareholders, offered 1,522,950,000 aggregate principal amount of 1.0% notes due December 17, 2004 redeemable by way of exchange into common shares of the Company on or after January 2, 2004.

         After completion of the offering and the concurrent notes offering assuming that the notes are exchanged for common shares at the initial exchange ratio, which in any case shall not take place before January 2, 2004, ST Holding II will own 32.34% of the Company's common shares. In the new shareholders agreement, Areva, Finmeccanica and France Telecom have agreed that the proceeds from the sale of the common shares will be shared equally between France Telecom and Finmeccanica for up to 50 million shares and in a 74% / 26% ratio, respectively, thereafter. Consequently, taking into account the proceeds of the concurrent note offering and making the same assumptions just described, the indirect economic interest of Areva, France Telecom and Finmeccanica in STMicroelectronics will be 11.06%, 2.94% and 18.34%, respectively.

         The chart below illustrates the current shareholding structure as of December 11, 2001 without giving effect to the offering of shares, the notes offerings or the restructurings that occurred concurrently with the offering of shares.

                                    [CHART]:

         Description of Shareholding Structure: STMicroelectronics N.V. is owned 43.36% by STMicroelectronics Holding II B.V. and 56.64% by the public. STMicroelectronics Holding II B.V. is a wholly-owned subsidiary of STMicroelectronics Holding N.V. which is 50% owned by FT1CI shareholders and 50% owned by Finmeccanica. The French shareholder, FT1CI, is owned 51% by Areva and 49% by France Telecom, respectively. The Italian shareholder, Finmeccanica, is owned 1.9% by I.R.I., 32.4% by the Italian Ministry of Treasury(1) and 65.7% by the public.

         ST Holding is 50% owned by FT1CI, a company which consists of two principal French shareholders, France Telecom, the French state-controlled wtelecommunications company, and Areva (formerly known as CEA-Industrie), a corporation controlled by the French atomic energy commission (CEA). The remaining 50% of ST Holding is owned by Finmeccanica S.p.A. Finmeccanica is listed on the Italian Mercato Telematico Azionario ("Telematico") and is included in the MIB 30 stock index. The Italian Ministry of Treasury has appointed a majority of the members of Finmeccanica's Board of Directors and pursuant to the provisions of its articles of association and Italian law, retains veto rights over certain major transactions involving Finmeccanica. The shares of France Telecom are listed on Euronext Paris and its American Depositary Receipts are listed on the New York Stock Exchange. Certificats d'investissements of Areva are listed on Euronext Paris.

----------

(1) Ministero del Tesoro del Bilancio e della Programmazione
    Economica-Dipartimento del Tesoro.

         The French and Italian shareholders are party to a shareholders agreement entered into in April 1987, as amended, that, among other things, provides for their undertaking to:

         o    manage their interest in the Company through ST Holding; and

         o    jointly hold 100% of ST Holding's capital and voting rights.

         In addition, this agreement enables each of the shareholders of ST Holding to designate nominees for three members of the Supervisory Board and includes provisions requiring the approval of the supervisory board of ST Holding for actions by ST Holding, the Company and its subsidiaries.

New Shareholders Agreement

         In connection with the offering of shares, FT1CI, Finmeccanica, France Telecom and Areva signed a new shareholders agreement on December 9, 2001, to restructure their holdings in ST Holding. The agreement permits the shareholders to:

         1.   Restructure the holding companies as desirable

         2.   Provide for new corporate governance principles

         3. Provide for the terms and conditions of disposals of common shares in STMicroelectronics

         4. Ensure stability in the shareholding structure and future flexibility

         To the extent the new shareholders agreement conflicts with existing agreements among the shareholders, the provisions of the new shareholders agreement shall prevail.

Restructuring of the holding companies

         If necessary, the parties have agreed to restructure the two holding companies to simplify the structure to the extent possible or desirable for tax efficiency. In any case, at least one holding company will continue to exist to hold the STMicroelectronics shares. The company that now holds or may hold the STMicroelectronics shares in the future for the indirect shareholders is referred to below as the "holding company". The new shareholders agreement provides that FT1CI may be replaced as a shareholder in the holding company by France Telecom and/or Areva, at their request.

         The new shareholders agreement contains a standstill provision that precludes any of the parties and the parties' affiliates from acquiring, directly or indirectly, any common shares of STMicroelectronics or any instrument providing for the right to acquire any common shares of STMicroelectronics other than through the holding company until 24 months after such party ceases to be an indirect shareholder of STMicroelectronics.

Corporate governance

         Under the new shareholders agreement, the parties have agreed to modify the corporate governance rights within the holding company so that they will be shared equally by FT1CI and Finmeccanica, referred to below as the "shareholders," despite the difference in percentage ownership for 24 months after the date of the new shareholders agreement plus the three-month period thereafter, referred to as the "Balance Period," during which each of FT1CI and Finmeccanica will have an option to rebalance their shareholdings, referred to as the "Rebalancing Option." The Balance Period is stated to continue as long as each shareholder in the holding company owns at least 47.5% of its shares subject to the exercise of the Rebalancing Option. In the case where one shareholder's stake exceeds 52.5% after the Balance Period, control of ST Holding will automatically be granted to it, while certain rights will be preserved for the minority shareholder.

         During the Balance Period, the shareholders agree that the holding company will have a managing board comprised of two members (one designated by each shareholder) and a supervisory board comprised of eight members (four designated by each shareholder). The chairman of the supervisory board of the holding company shall be designated for a three-year term by one shareholder (with the other shareholder entitled to designate the vice chairman), such designation to alternate between Finmeccanica and FT1CI. The next chairman of the supervisory board will be designated by Finmeccanica.

         During the Balance Period, any other decision, to the extent that a resolution of the holding company is required, must be pursuant to the unanimous approval of the shareholders, including but not limited to the following:

         o the definition of the role and structure of the managing boards and the supervisory boards of the holding company and the Company;

         o the powers of the chairman and the vice chairman of the supervisory boards of the holding company and the Company;

         o information by the managing boards and by the supervisory boards of the holding company and the Company;

         o    treatment of confidential information;

         o appointment of any additional members of the managing boards of the holding company and of the Company;

         o remuneration of the members of the managing board of the holding company and of the Company;

         o    internal audit of the holding company and of the Company;

         o industrial and commercial relationships between the Company and Finmeccanica or the Company and either or both FT1CI shareholders, or any of their affiliates; and

         o any of the decisions listed in article 16.1 of the articles of association of the Company including the budget and the pluri-annual plans of the Company.

         However, in the case of a hostile take-over bid for the Company, any shareholder may, upon its sole request, obtain the activation by the holding company of the option agreement relating to the preference shares described below (provided that such activation is triggered by the Supervisory Board), in which case both shareholders shall be required to finance the subscription by the holding company of the preference shares, and such subscription and payment shall be completed only to the extent required to implement the option agreement so as to consolidate a majority of the voting rights of the Company (and to the exclusion of any further acquisitions of the Company's common shares, which require the unanimous approval of the shareholders).

         As regards the Company during the Balance Period:

         o each shareholder shall have the right to insert on a list prepared for proposal by the holding company to the Company's general meeting of shareholders the same number of members for election to the Supervisory Board, and the holding company shall vote in favor of such members;

         o the shareholders will cause the holding company to submit to the Company's general meeting of shareholders and to vote in favor of a common proposal for the appointment of the Managing Board;

         o any decision relating to the voting rights of the holding company in the Company shall require the unanimous approval of the holding company shareholders and shall be submitted by the holding company to the Company's general meeting of shareholders.

         In addition, the following resolutions, to the extent that a resolution of the holding company is required, must be resolved upon by a shareholders resolution of the holding company, which shall require the unanimous approval of the shareholders:

         o    any alteration in the holding company's articles of association;

         o any issue, acquisition or disposal by the holding company of its shares or change in share rights;

         o any alteration in the Company's authorized share capital or issue by the Company of new shares and/or of any financial instrument giving rights to subscribe for the Company's common shares; any acquisition or disposal by the holding company of the Company's shares and/or any right to subscribe for the Company's common shares; any modification to the rights attached to the Company's common shares; any merger, acquisition or joint venture agreement to which the Company is or is proposed to be a party; and any other items on the agenda of a general shareholders meeting of the Company;

         o    the liquidation or dissolution of the holding company;

         o any legal merger, legal de-merger, acquisition or joint-venture agreement to which the holding company is proposed to be a party; and

         o the adoption or approval of the annual accounts of the holding company and of the Company or a resolution concerning a dividend distribution of the Company, it being understood that the dividend distribution by the Company and the holding company will be regulated by tracking stocks issued by the holding company to the shareholders.

         In the new shareholders agreement, the parties agree to cause the holding company to propose and vote in favor of Mr. Pasquale Pistorio as the sole Managing Director of the Company for a period of three years starting from the next annual general meeting of the Company's shareholders.

         After the end of the Balance Period, unanimous approval by the shareholders of the holding company remains required to approve:

         1. As long as any of the shareholders indirectly owns at least 3% of the issued and outstanding share capital of the Company, with respect to the holding company, any changes to the articles of association, any issue, acquisition or disposal of shares in the holding company or change in the rights of its shares, its liquidation or dissolution and any legal merger, de-merger, acquisition or joint venture agreement to which the holding company is proposed to be a party. However the minority shareholder may not prevent the other shareholder from increasing the capital of the holding company in order to finance the acquisition of additional shares of STMicroelectronics as a defense against a hostile takeover bid for STMicroelectronics.

         2. As long as any of the shareholders indirectly owns at least 33% of the holding company, certain changes to the articles of association of STMicroelectronics (including any alteration in its authorized share capital, or any issue of share capital and/or financial instrument giving the right to subscribe for STMicroelectronics shares, changes to the rights attached to STMicroelectronics shares, changes to the preemptive rights, issues relating to the form, rights and transfer mechanics of the shares, the composition and operation of the Managing and Supervisory boards, matters subject to the Supervisory Board's approval, the Supervisory Board's voting procedures, extraordinary meetings of shareholders and quorums for voting at shareholders' meetings).

         3. Any decision to vote the shares of STMicroelectronics held by the holding company at any general meeting of shareholders of STMicroelectronics with respect to any substantial and material merger decision. In the event of a failure by the shareholders to reach a common decision on the relevant merger proposal, the STMicroelectronics shares attributable to the minority shareholder and held by the holding company will be counted as present for purposes of a quorum of shareholders at a STMicroelectronics' shareholders' meeting, but will not be voted (i.e. will be abstained from the vote in a way that they will not be counted as a negative vote or as a positive vote).

         In addition, the minority shareholder will have the right to designate at least one member of the list of candidates for the Supervisory Board to be proposed by the holding company if that shareholder indirectly owns at least 3% of the total issued and outstanding share capital of the Company.

         At the end of the Balance Period, the members of the supervisory board and managing board of the holding company and STMicroelectronics nominated by the minority shareholder will immediately resign upon request of the other shareholders, subject to the rights described in the previous paragraph.

Disposals of shares in STMicroelectronics

         The new shareholders agreement states that France Telecom intends to dispose as soon as possible, subject to the terms of its lock-up agreement, of its entire indirect interest in the Company's common shares, while Areva has expressed its interest in obtaining the possibility to liquidate its stake after a 24-month period from the date of such agreement. Finmeccanica intends to dispose of certain amounts of common shares held, initially at the same time as France Telecom, and has the right to have additional common shares sold during such 24-month period so that it may sell a total number of common shares equal to the amount sold during such 24-month period by France Telecom.

         At any time, whether during or after the 24-month period from the date of the agreement, FT1CI and Finmeccanica may offer to each other for sale and/or transfer any or all of their respective shares in ST Holding. Likewise, France Telecom and Areva may, during the same period, offer to each other for sale and/or transfer any or all of their respective shares in FT1CI.

         Under the new shareholders agreement, ST Holding II will sell the common shares in the offering of shares completed December 14, 2001 that are attributable to a portion of the interest owned by France Telecom and Finmeccanica. The new shareholders agreement also provides for ST Holding II to enter into an escrow arrangement with France Telecom with respect to the STMicroelectronics common shares that underlie the exchangeable notes that were offered concurrently with the offering. The new shareholders agreement states that France Telecom will have a call option over those shares. The voting rights with respect to the shares held in escrow will at all times be exercised by ST Holding II. Both the notes offering and the offering of shares were settled by December 21, 2001, as required under the agreement. The agreement further provides that in connection with the offerings, each of the shareholders may request ST Holding to enter into hedging agreements.

         Under the new shareholders agreement, further disposals by the shareholders after these offerings and the lock-up periods which have been granted among the parties and to the Managers of the share offering and before the end of the 24-month period from the date of such agreement, are subject to the following restrictions:

         1. The shareholders may not make any disposals for six months following the date of these offerings. In the event that either France Telecom or Finmeccanica requests a waiver of this 180-day lock-up agreement with respect to the option granted to the Managers of the share offering, and the Managers agree, the other agrees that it will not unreasonably refuse to waive the lock-up agreement in the shareholders agreement.

         2. At the end of this lock-up period, FT1CI may cause the holding company to dispose of the entire remaining shares in STMicroelectronics indirectly owned by France Telecom. In addition, over the same period, Finmeccanica may cause the holding company to dispose of up to 95,423,404 shares less the total number of shares sold by Finmeccanica in the offering of shares.

         3. The shareholders can make further disposals through the issuance of exchangeable debt instruments (although the instruments may not be exchangeable before the end of the 24-month period), equity swaps, subject to certain conditions, and straight sales or other transfers.

         4. In the case of straight sales, the total percentage of STMicroelectronics common shares held by the holding company after the sale may not be less than the relevant threshold percentage related to the preference shares described below, which percentage will be calculated taking into consideration the total number of STMicroelectronics shares outstanding on the date of the sale and the number of shares that may be issued upon the exercise of equity-linked instruments such as convertible bonds or options that can be exercised before the end of the 24-month period. France Telecom and Finmeccanica each have the right to sell 50% of the difference, if positive, between the total number of STMicroelectronics common shares held by the holding company and the number of shares, calculated on a fully diluted basis, multiplied by the relevant threshold percentage for the preference shares as described below, less any shares sold by Finmeccanica as described in paragraph 2 above.

         5. The disposal by the holding company of the STMicroelectronics common shares corresponding to the interest held by any minority shareholder will always be upon the sole decision of the minority shareholder, subject to compliance with the shareholders agreement.

         6. Any disposal by any shareholder of its STMicroelectronics common shares is subject to rights of first refusal and tag-along rights. The disposals must be made either through a public offering or by a private placement to institutional investors with the objective of ensuring adequate distribution of STMicroelectronics common shares in the market.

         7. Further disposals by the shareholders after the end of the 24-month period and any further lock-up periods, if any, are subject to the following agreements: in the event that a shareholder intends to participate in any public offering for all of the common shares of STMicroelectronics or private placements to institutional investors, the shareholder may do so, subject to a right of first refusal granted to the other shareholders. Any right of first refusal does not apply to Finmeccanica's or France Telecom's disposal of its shareholdings as described in paragraph 2 above. In the event that a shareholder wishes to dispose of all of its remaining holding in the holding company in a private transaction outside any regulated market, it may do so only through a sale of its shares in the holding company and the new party becomes party to the then relevant Shareholders' agreement.

         As long as any of the parties to the shareholders agreement has a direct or indirect interest in STMicroelectronics, subject to the public offer exception listed in paragraph 7 above, no sales by a party to the new shareholders agreement may be made of any shares in STMicroelectronics or FT1CI, ST Holding or ST Holding II to any of the top ten competitors of STMicroelectronics, or any company that controls such competitor.

Change of control provision

         The shareholders agreement provides for tag-along rights, pre-emptive rights, and provisions with respect to a change of control of any of the shareholders or any controlling shareholder of FT1CI, on the one hand, and Finmeccanica, on the other hand. The shareholders may transfer shares of the holding company or FT1CI to any of the shareholder's affiliates, which would include the Italian state or the French state with respect to entities controlled by a state. The shareholders and their ultimate shareholders will be prohibited from launching any take-over process on any of the other shareholders.

Preference shares

         On May 31, 1999, STMicroelectronics' shareholders at the annual general meeting approved the creation of 180,000,000 preference shares (540,000,000 preference shares, as adjusted for the 3:1 stock split implemented in May 2000). These preference shares entitle a holder to full voting rights at any meeting of shareholders and to a preferential right to dividends. On May 31, 1999, STMicroelectronics entered into an option agreement with ST Holding II, which provides that preference shares shall be issued to ST Holding II upon request subject to the adoption of a resolution of its Supervisory Board recognizing that a hostile takeover or similar action exists and giving its consent to the exercise of the option and upon payment of at least 25% of the par value of the preference shares to be issued. The option is currently contingent upon ST Holding II retaining at least 33% of STMicroelectronics' issued share capital.

         In the context of the new shareholders agreement, parties thereto have agreed to perform any action within their power (subject to applicable laws and any required regulatory approvals) to cause STMicroelectronics and ST Holding II to enter into a new option agreement replacing the option agreement currently in effect. The shareholders will seek to:

         1. Reduce the percentage of shares of STMicroelectronics necessary for exercise of the option from 33% to 30% of the STMicroelectronics shares actually issued at any given time;

         2. Change the requirement that ST Holding II hold the required be held merely percentage of shares continuously so that the relevant percentage be held merely at the time the option is exercised; and

         3. Change the calculation of the percentage of shares held by aggregating the number of shares held by the holding company and those held by third party financial institutions acting in accordance with the instructions of the holding company.

         Under the new shareholders agreement, any shareholder can cause the holding company to exercise the option to acquire the preference shares in the event of a hostile take-over bid for the Company.

Other Shareholders Agreements

         STMicroelectronics has been informed that the shareholders of FT1CI entered into a separate shareholders agreement in January 1993 that requires the consent of FT1CI's Board of Directors, with a two-thirds majority, for certain actions taken by ST Holding, STMicroelectronics and its subsidiaries. In connection with the offering, France Telecom and Areva have agreed to modify this agreement in its entirety to reflect the new shareholders agreement between the shareholders of ST Holding. STMicroelectronics is not a party to these agreements.

         The current agreement between the shareholders of FT1CI (Areva and France Telecom) provides that the following acts with respect to ST Holding or STMicroelectronics must be approved by three-quarters of the Board of Directors of FT1CI (which consists of five directors, three of whom are chosen by Areva and two of whom are chosen by France Telecom): (i) any modification of the articles of association of ST Holding or

STMicroelectronics, (ii) any change in the capital of ST Holding or STMicroelectronics, or issuance, purchase or sale by ST Holding or STMicroelectronics of the Company's shares or rights attached thereto, or the issuance of any securities giving rights to a share in the capital or profits of ST Holding or STMicroelectronics, (iii) the liquidation or dissolution of ST Holding or STMicroelectronics or the sale of all or an important and material part of the business or assets of ST Holding or STMicroelectronics representing at least $10,000,000 of the Company's consolidated shareholders' equity, (iv) any merger, acquisition, partnership in interest or the execution of any material agreement relating to intellectual property rights, in each case in which ST Holding or STMicroelectronics participate or in which a proposal is made to participate, or the establishment by ST Holding or STMicroelectronics of new companies or groups, (v) approval of the balance sheets and consolidated accounts of ST Holding, STMicroelectronics and the Company's subsidiaries as well as the policies of distributions of profits among the group, (vi) any agreement between ST Holding and/or STMicroelectronics and the shareholders of FT1CI which is out of the ordinary course of business, (vii) the approval of, or material modifications to, shareholders agreements with the Italian Owner with respect to ST Holding or STMicroelectronics and (viii) approval of strategic multi-year plans and annual consolidated budgets of ST Holding and STMicroelectronics. Transfers of shares in FT1CI to third parties are subject to the approval of at least four members of the Board of Directors, and are subject to a right of first refusal of the other shareholders, as well as other provisions. In the event Areva proposes to sell its interest in FT1CI, in whole or in part, France Telecom has the right to require the acquirer to purchase its interest as well. The FT1CI shareholders agreement terminates upon the termination of FT1CI.

         In connection with the offering, France Telecom and Areva have signed a term sheet describing the terms of the new shareholders agreement between them. It is intended that a new shareholders agreement based on the term sheet will be signed as soon as practicable. The shareholders agreement based on this term sheet will replace the previous shareholders agreement signed in January 1993. The term sheet provides for the capital reduction of FT1CI to reflect the sale by France Telecom of a portion of its indirect interest in STMicroelectronics. At the end of the two-year period described under "-- Disposals of shares in STMicroelectronics," Areva can either require an additional capital reduction of FT1CI or buy France Telecom's remaining shares in FT1CI.

         The term sheet also provides for new corporate governance arrangements based on France Telecom's level of ownership of the Company. The term sheet provides that FT1CI shall continue to have five directors, three of whom shall be chosen by Areva and two of whom shall be chosen by France Telecom, provided that France Telecom shall only choose one director once its interest in FT1CI falls below 30%. Also, France Telecom will have the right to have a number of FT1CI representatives to the supervisory board of ST Holding, ST Holding II and STMicroelectronics in proportion to its holdings, with at least one member to the extent that FT1CI has at least two on those supervisory boards as long as France Telecom owns at least 20% of the capital of FT1CI. The term sheet also provides that certain actions by FT1CI will continue to require the approval of the France Telecom director or directors. These include (i) material borrowings,
(ii) certain loans and advances, (iii) entering into guarantees, (iv) changes to any shareholder agreements, (v) distribution of any dividends and (vi) introduction of any new shareholder.

         As is the case with other companies controlled by the French Government, the French Government has appointed a Commissaire du Gouvernement and a Controleur d'Etat for

FT1CI. Pursuant to Decree No. 94-214, dated March 10, 1994, these French Government representatives have the right (i) to attend any board meeting of FT1CI, and (ii) to veto any board resolution or any decision of the president of FT1CI within 10 days of such board meeting (or, if they have not attended the meeting, within 10 days of the receipt of the board minutes or the notification of such president's decision); such veto lapses if not confirmed within one month by the Ministry of the Economy or the Secretariat d'Etat a l'Industrie (Secretary of Industry). FT1CI is subject to certain points of the arrete of August 9, 1953 pursuant to which the Ministry of the Economy and any other relevant ministries (a) have the authority to approve decisions of FT1CI relating to budgets or forecasts of revenues, operating expenses and capital expenditures, and (b) may set accounting principles and rules of evaluation of fixed assets and amortization.

         Pursuant to the principal Italian privatization law, certain special government powers may be introduced into the by-laws of firms considered strategic by the Italian government. In the case of Finmeccanica, these powers were established by decrees adopted by the Minister of the Treasury on November 8, 1999 and Finmeccanica's by-laws were subsequently amended on November 23, 1999. The special powers of the Minister of the Treasury (who will act in agreement with the Minister of Industry) include (i) approval or disapproval of the acquisition of material interests in Finmeccanica's share capital, (ii) approval of material shareholders agreements relating to Finmeccanica's share capital, (iii) appointment of members of Finmeccanica's board of directors and board of statutory auditors, and (iv) powers to veto resolutions to dissolve Finmeccanica, transfer its business, merge, conduct spin-offs, sell businesses or lines of business, including the transfer of equity participations in subsidiaries or affiliates, transfer its registered office outside of Italy, change Finmeccanica's corporate purposes or amend or modify any of the Minister of the Treasury's special powers.

         In connection with its Initial Public Offering, STMicroelectronics entered into a registration rights agreement with ST Holding II pursuant to which the Company agreed that, upon request from ST Holding II, it will file a registration statement under the Securities Act to register common shares held by ST Holding II, subject to a maximum number of five requests in total as well as a maximum of one request in any twelve-month period. Subject to certain conditions, STMicroelectronics will grant ST Holding II the right to include the Company's common shares in any registration statements covering offerings of common shares by the Company. ST Holding II will pay a portion of the costs of any requested or incidental registered offering based upon its proportion of the total number of common shares being registered, except that ST Holding II will pay any underwriting commissions relating to common shares that it sells in such offerings and any fees and expenses of its separate advisors, if any. Such registration rights agreement will terminate upon the earlier of December 15, 2004 and such time as ST Holding II and its affiliates own less than 10% of STMicroelectronics outstanding common shares.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2001                    STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer